# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeta Global Holdings Corp., CIK 0001851003
CUSIP: 98956A105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3 Park Ave, 33rd Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001308562

## Reporting persons
- David A. Steinberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 66,661; shared voting power 24,414,821; sole dispositive power 66,661; shared dispositive power 24,204,821; aggregate amount beneficially owned 24,481,482 (10.3% of the class)
- ACI Investment Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,832,478; sole dispositive power 0; shared dispositive power 18,832,478; aggregate amount beneficially owned 18,832,478 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Zeta Global Holdings Corp.
Address of issuer's principal executive offices: 3 Park Ave, 33rd Floor, New York, NY 10016

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

David A. Steinberg
ACI Investment Partners, LLC
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Zeta Global Holdings Corp., 3 Park Ave, 33rd Floor, New York, NY 10016.
Citizenship: David A. Steinberg is a citizen of the United States. ACI Investment Partners, LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a-c)

The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of September 30, 2025, based upon 214,155,561 shares of Class A Common Stock outstanding as of September 30, 2025, as provided by the Issuer.

Mr. Steinberg may be deemed the beneficial owner of 24,481,482 shares of Class A Common Stock, which includes: (i) 66,661 shares of Class A Common Stock held directly by Mr. Steinberg; (ii) 75,000 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by CAIVIS Acquisition Corp. II, which is a wholly owned subsidiary of CAIVIS Investment Company V, LLC, of which Mr. Steinberg is the majority shareholder; (iii) 4,546,950 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by IAC Investment Company IX, LLC, of which Mr. Steinberg is the manager; (iv) 47,676 shares of Class A Common Stock issuable upon conversion of Class B common stock and 26,388 shares of restricted Class A Common Stock held by Kristen Steinberg, Mr. Steinberg's spouse; (v) 18,324,693 shares of Class A Common Stock issuable upon conversion of Class B common stock and 507,785 shares of Class A Common Stock held of record by ACI Investment Partners, LLC, of which Mr. Steinberg is the manager; (vi) 231,375 shares of Class A Common Stock issuable upon conversion of Class B common stock held by the David A. Steinberg 2024 Charitable Lead Annuity Trust and (vii) 444,954 shares of Class A Common Stock issuable upon conversion of Class B common stock held of record by five irrevocable family trusts, of which Mr. Steinberg is co-trustee. Also includes 210,000 shares of Class A common stock held by Kristin Kuehl, with whom Mr. Steinberg is party to a voting agreement, and over which Mr. Steinberg may be deemed to share voting power, but not dispositive power. The Class B common stock is convertible at any time at the option of the holder into Class A Common Stock on a one-to-one basis.
Percent of class: See cover pages
Sole power to vote or to direct the vote: See cover pages
Shared power to vote or to direct the vote: See cover pages
Sole power to dispose or to direct the disposition: See cover pages
Shared power to dispose or to direct the disposition: See cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description

99 Joint Filing Agreement (previously filed).

## Signatures
- David A. Steinberg: /s/ David A. Steinberg, David A. Steinberg (11/14/2025)
- ACI Investment Partners, LLC: By: /s/ David A. Steinberg, David A. Steinberg, Managing Member (11/14/2025)